Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

31 DECEMBER 2014

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, interim, consolidated financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	31 December 2014	30 June 2014
Current		$	$
Cash		145,243	242,436
Receivables		3,503	7,065
Prepaid expenses and deposits		40,197	24,557
Assets held for sale	4	-	565,596
		188,943	839,654
Non-current assets
Property, plant and equipment	6	128,313	5,845
		317,256	845,499
LIABILITIES
Current
Accounts payable and accrued liabilities	9	332,611	398,262
Loans	8	-	750,000
Convertible debt	7	397,574	374,890
Liabilities associated with assets held for sale	4	-	10,296
		730,185	1,533,448
EQUITY (DEFICIENCY)
Share capital	8	16,701,630	16,131,630
Conversion rights reserve	7	92,966	56,966
Share based payment reserve		9,401,487	9,401,487
Foreign currency translation reserve		307	(120)
Deficit		(26,609,918)	(26,073,495)
Equity (deficiency) attributable to:
Shareholders		(413,528)	(483,532)
Non-controlling interests		599	(204,417)
		(412,929)	(687,949)
		317,256	845,499

Nature of Operations and Going Concern (Note 1)
Subsequent Event (Note 12)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & CFO

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		31 December	31 December	31 December	31 December
	Note	2014	2013	2014	2013
NET LOSS FOR THE PERIOD		$	$	$	$
Depreciation	6	731	1,176	1,461	2,351
Interest and bank charges	7	12,302	35,315	61,006	67,652
Management and consulting fees	9	69,135	70,079	140,024	142,380
Office and investor relations		44,236	12,970	81,470	23,481
Professional fees		31,058	16,317	65,146	31,703
Rent, maintenance and utilities		5,301	3,532	12,562	10,106
Share-based payments	8	-	20,877	-	20,877
Travel and accommodation		13,369	7,918	16,817	12,570
Loss before the undernoted		(176,132)	(168,184)	(378,486)	(311,120)
Other income (expenses)
Interest and foreign exchange		(29)	4,433	846	697
Loss on disposal of subsidiary	4	(159,837)	-	(159,837)	-
Equity loss on investments	4	-	(177,382)	-	(220,576)
Net loss for the period		(335,998)	(341,133)	(537,477)	(530,999)
Net loss for the period attributable to:
Shareholders of the Company		(334,944)	(254,287)	(536,423)	(422,919)
Non-controlling interests		(1,054)	(86,846)	(1,054)	(108,080)

COMPREHENSIVE LOSS FOR THE PERIOD
Net loss for the period		(335,998)	(341,133)	(537,477)	(530,999)
Other Comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		25,958	(411)	38,372	(411)
Recycle of translation differences on disposal of subsidiary	4	(19,209)	-	(19,209)	-
Comprehensive loss for the period		(329,249)	(341,544)	(518,314)	(531,410)
Net comprehensive loss attributable to:
Shareholders of the Company		(340,848)	(254,497)	(535,996)	(423,129)
Non-controlling interests		11,599	(87,047)	17,682	(108,281)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)	(0.00)
Weighted Average Number of Shares		136,732,772	123,546,903	134,096,903	123,363,207

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CASH FLOW

		For the Six	For the Six
		Months	Months
		Ended	Ended
Cash Resources Provided By (Used In)	Note	31 December 2014	31 December 2013
Operating Activities		$	$
Loss for the period		(537,477)	(530,999)
Items not affecting cash
Depreciation	6	1,461	2,351
Interest on convertible debt	7	58,684	63,760
Interest on related party loan		-	593
Equity loss from investment in affiliates	4	-	220,576
Loss on disposal of subsidiary	4	159,837	-
Share-based payments	8	-	20,877
Changes in non-cash working capital
Receivables		3,562	(791)
Prepaid expenses and deposits		(13,127)	(12,123)
Accounts payable and accrued liabilities		(93,565)	116,675
		(420,625)	(119,081)
Investing Activities
Consideration received upon disposal of subsidiary	4	200,000	-
Cash contribution to Ruaha Power	0	(10,000)	-
Cash obtained upon acquisition of control of Ruaha Power	0	13,049	-
		203,049	-
Financing Activities
Shares issued – cash	8	120,000	40,000
Repayment of related party loan		-	(6,561)
Note payable		-	100,000
		120,000	133,439
Change in Cash		(97,576)	14,358
Effect of exchange rate changes on cash		383	(252)
Cash Position – Beginning of Period		242,436	21,999
Cash Position – End of Period		145,243	36,105

Supplemental cash flow information (Note 10)

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

						Foreign
				Share Based	Conversion	Currency		Non-
				Payment	Rights	Translation		controlling
		Common Share	Capital	Reserve	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	Amount $	$	$	$	$	$	$
Balance on 30 June 2013		122,815,381	16,100,792	9,353,635	10,966	-	(25,286,872)	(51,435)	127,086
Private placements – cash	8	800,000	30,838	9,162	-	-	-	-	40,000
Convertible debt amendments	7	-	-	10,782	40,000	-	-	-	50,782
Share-based payments	8	-	-	20,877	-	-	-	-	20,877
Foreign currency translation		-	-	-	-	(210)	-	(201)	(411)
Loss for the period		-	-	-	-	-	(422,919)	(108,080)	(530,999)
Balance on 31 December 2013		123,615,381	16,131,630	9,394,456	50,966	(210)	(25,709,791)	(159,716)	(292,665)

Balance on 30 June 2014		123,615,381	16,131,630	9,401,487	56,966	(120)	(26,073,495)	(204,417)	(687,949)
Private placements – cash	8	2,400,000	120,000	-	-	-	-	-	120,000
Conversion of loan	8	15,000,000	750,000	-	-	-	-	-	750,000
Convertible debt amendments	7	-	-	-	36,000	-	-	-	36,000
Acquisition of Ruaha Power	0	2,000,000	100,000	-	-	-	-	1,488	101,488
Foreign currency translation		-	-	-	-	19,636	-	18,736	38,372
Disposal of subsidiary	4	(20,000,000)	(400,000)	-	-	(19,209)	-	185,846	(233,363)
Loss for the period		-	-	-	-	-	(536,423)	(1,054)	(537,477)
Balance on 31 December 2014		123,015,381	16,701,630	9,401,487	92,966	307	(26,609,918)	599	(412,929)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The Company has historically been engaged in the assembly of a portfolio of oil and gas exploration properties. During the fourth fiscal quarter ended 30 June 2014, the Company began diversifying into a broader range of energy providing activities by entering into an early stage consortium focused on developing small scale, distributed hydropower, biomass, and solar energy solutions in underserved rural markets.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.

These uncertainties indicate the existence of material uncertainty that cast doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the last fiscal year ended 30 June 2014, which were also prepared in accordance with IFRS.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 11 February 2015.

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except when otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, except as disclosed below, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2014.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

Critical Judgments:

Acquisition of Interest in Ruaha River Power Company Ltd. (“Ruaha Power”)

On 30 April 2014, during the last fiscal year ended 30 June 2014, the Company received 4,250,000 new-issue, fully paid-up, ordinary shares of Ruaha Power representing a 42.5% shareholding interest. Ruaha Power is a renewable energy power developer, incorporated and based in Dar es Salaam, Tanzania. It develops small and mid-sized power projects with the intent of acting as an independent power producer and distribution networks or “Mini” operator of off-grid isolated mini-grids. The Company was one of four founding shareholders of Ruaha Power. A privately owned Tanzanian company, Kitonga Electric Power Company (“Kitonga”) was issued a 15% stake in Ruaha Power. A privately owned American company, Pan African Management and Development Company, Inc. (“Panafra”) and its Tanzanian affiliate, Kastan Mining PLC (“Kastan”) were issued 30.0% and 12.5% respectively.

The Company earned its shares of Ruaha Power by incurring certain costs in enabling its management to do work and provide substantial assistance attributable to the creation and preparation of Ruaha Power’s business plans prior to the shares issue date. The Company did not capitalize any amount for the work done in consideration of the issue of shares at the 30 June 2014 fiscal year end because Ruaha Power at that time had no assets and had not yet commenced business operations (Note 5).

Joint Venture of Ruaha Power with Husk Power Systems Lt. (“Husk Power”)

On 15 August 2014, Ruaha Power entered into a joint venture agreement with Husk Power Systems Ltd. (“Husk Power”) for power generation at the Malolo Mini-Grid (the “Mini-Grid”). As a portion of its contribution to the joint venture, Husk Power supplied a biomass gasifier power plant (“Husk Plant”) at an agreed, deemed value of $60,000. The Husk Plant is to be used as the first embedded generator in the Malolo Mini-Grid and as a portion of its contribution to the joint venture Ruaha Power will undertake to construct the distribution network portion of the Malolo Mini-Grid. Once power sales commence, the joint venture parties agreed to share, on an equal basis, that portion of Mini-Grid net income after operating expenses that are attributable to and limited to power generated by the Husk Plant. The Company’s joint venture contribution for construction of the Malolo Mini-Grid is capitalized within property, plant and equipment (Note 6).

Acquisition of Majority and Controlling Interest in Ruaha River Power Company Ltd. (“Ruaha Power”)

Effective from 11 October 2014, the four founding shareholders of Ruaha Power entered into an agreement which terminated the original shareholder agreement. Pursuant to the termination agreement, Kitonga and Kastan withdrew as shareholders and returned their shares to Ruaha Power and Panafra. Continental and Panafra entered into a new agreement to reorganize and redistribute rights and shares of Ruaha Power on 29 October 2014; and the Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in Ruaha Power from 42.5% to 65%. Under IFRS 3, Business Combinations, the acquisition of Ruaha Power is considered by management to be an acquisition of a group of assets, effective upon the 29 October 2014 date of acquisition of its 65% majority shareholding in Ruaha Power (Note 5).

4.	Disposal of Subsidiary

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS (“Visionaire Energy”), a privately held Norwegian holding company by issuing 20,000,000 of its common shares at a value of $900,000 to Visionaire Invest AS (the “Vendor”). Visionaire Energy is an inactive, holding entity with its principal assets being its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire Energy owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). Visionaire Energy exerts significant influence over both VTT and RADA, and accounts for them using the equity method.

Pursuant to a sales and purchase agreement dated 15 September 2014, with an effective date of 30 June 2014, the Company reached an agreement with the Vendor to sell its 51% interest in Visionaire Energy for $200,000 cash and the return of 20,000,000 common shares of the Company. The operations of Visionaire Energy were therefore classified as discontinued operations held for sale in the Company’s consolidated financial statements dated 30 June 2014.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

The major classes of assets and liabilities of Visionaire Energy classified as held for sale were as follows:

30 June 2014
$
Cash	6,528
Investment	559,068
Assets held for sale	565,596

Accounts payable	10,296
Liabilities associated with assets held for sale	10,296

The agreement was subject to the approval of the shareholders which was obtained at the Company’s annual meeting held on 5 December 2014, the effective date of disposal of Visionaire Energy.

Based on the book value of the net assets disposed of on 5 December 2014, the related sales proceeds and the effect of recycling of foreign exchange, the loss on disposal of Visionaire Energy was calculated to be $159,837, as summarized below:

5 December 2014
$
Cash	$5,611
Investment	596,439
Accounts Payable	(8,850)
Non-controlling interest	185,846
Total net assets	779,046

Consideration – Cash	200,000
Consideration – Common shares of Continental	400,000
Total consideration	600,000

Loss on disposal before recycling of foreign exchange	179,046
Recycling of foreign exchange	(19,209)
Loss on disposal of Visionaire Energy	$159,837

The equity losses recognized by the Company from Visionaire Energy’s investment in VTT and RADA during fiscal 2014 are presented below. There were no such losses recognized during the current fiscal year.

	For the Three	For the Six
	Months	Months
	Ended	Ended
	31 December 2014	31 December 2013
	$	$
Equity loss from investment in associates	177,382	220,576
Attributable to non-controlling interest	(86,846)	(108,080)
Losses attributable to the shareholders of the Company	90,536	112,496

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

5.	Interest in Ruaha Power

The Company’s acquisition of a 65% majority shareholding interest in Ruaha Power is considered to be an acquisition of a group of assets for accounting purposes (Note 3). The Company measures the non-controlling interest at a 35% proportionate share of Ruaha Power’s identifiable assets. The purchase price and the net assets of Ruaha Power as of the date of acquisition are described below:

29 October 2014
$
2,000,000 common shares of Continental at $0.05	100,000
Cash advance to Ruaha Power during the period	10,000
Total purchase price	110,000

Cash	13,049
Prepaid expenses and deposits	2,562
Equipment (Note 6)	4,428
Malolo Mini-Grid (Note 6)	115,140
Accounts payable and accrued liabilities	(23,691)
Non-controlling interest	(1,488)
Net assets acquired	110,000

From the date of acquisition, Ruaha Power added a total of $1,957 in additional loss to the Company, net of allocation to non-controlling interest of $1,054.

6.	Property, Plant and Equipment

	Computer	Automobile
	Equipment	and	Malolo
	and Software	Equipment	Mini-Grid	Total
	$	$	$	$
Balance as at 30 June 2014	4,521	1,324	-	5,845
Carrying value of asset of Ruaha Power upon acquisition	-	4,428	7,904	12,332
Excess of fair value of consideration over net assets of Ruaha Power	-	-	107,236	107,236
Additions	-	-	4,641	4,641
Depreciation	(1,130)	(331)	-	(1,461)
Impact of foreign exchange	-	(90)	(190)	(280)
Balance as at 31 December 2014	3,391	5,331	119,591	128,313

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

7.	Convertible Debt

Total
$
Balance on 30 June 2013	311,171
Interest	127,532
Conversion rights - amendments	(46,000)
Additional consideration warrants - amendment	(17,813)

Balance on 30 June 2014	374,890
Interest	58,684
Conversion rights - amendments	(36,000)

Balance on 31 December 2014	397,574

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The note principal was convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest thereupon is also convertible, at the option of the holder, at the same conversion rate. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) to the note holder, exercisable at $0.12 per share up to 22 September 2013, the original maturity date.

The note originally accumulated interest at a rate of 10% per annum or at 15% per annum in the event of default of payment. On 21 November 2012, the Company reached an agreement with the note holder that increased the interest rate retroactively to 18%, extended the maturity date to 21 March 2013, and reduced the conversion price from $0.08 to $0.05 per share. This amendment to the terms of the note resulted in an incremental value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder that extended the maturity date to 21 September 2013, extended the term of the additional consideration warrants to 21 March 2015, and reduced the exercise price of the additional consideration warrants to $0.08.This amendment to the terms of the note resulted in an incremental value of $1,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $16,719.

On 4 October 2013, the Company reached an agreement with the note holder that extended the maturity date to 15 November 2013. This amendment to the terms of the note resulted in an incremental value of $8,500.

On 12 December 2013, the Company reached an agreement with the note holder that extended the maturity date to 31 January 2014 and reduced the exercise price of the additional consideration warrants to $0.05. This amendment to the terms of the note resulted in an incremental value of $31,500 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $10,782.

On 31 March 2014, the Company reached an agreement with the note holder that extended the maturity date to 30 April 2014 and extended the term of the additional consideration warrants to 31 December 2015. This amendment to the terms of the note resulted in an incremental value of $6,000 and the amendment to the terms of the additional consideration warrants resulted in an incremental value of $7,031.

On 28 July 2014, the Company reached an agreement with the note holder to extend the maturity date of the promissory note to 30 September 2014 without any additional consideration. This amendment resulted in an incremental value of $36,000. The convertible promissory note is in default as of the date of these Interim Financial Statements.

The incremental value of the conversion rights of the note and the additional consideration warrants were calculated using the Black-Scholes model with the following assumptions:

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

		Additional
	Conversion	Consideration
Fiscal 2014	Rights	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.05%	0.30%
Expected life (years)	0.09 – 0.14	1.27 – 1.76

Fiscal 2015
Expected dividend yield	Nil	-
Expected stock price volatility	87%	-
Risk-free interest rate	0.04%	-
Expected life (years)	0.18	-

8.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and without special rights or restrictions attached.

Shares issued

Period ended 31 December 2014

On 4 August 2014, the Company completed a private placement consisting of 2,400,000 common shares at a price of $0.05 per share for total proceeds of $120,000.

On 22 August 2014, $750,000 loan, previously obtained on 3 March 2014, was converted into 15,000,000 common shares of the Company at a price of $0.05 per share.

On 29 October 2014, the Company issued 2,000,000 common shares at fair value of $100,000 for acquisition of Ruaha Power (Note 0).

On 5 December 2014, Visionaire Invest AS returned 20,000,000 common shares of the Company, with fair value of $400,000, for cancellation pursuant to the sale of the Company’s 51% interest in Visionaire Energy (Note 4).

Year ended 30 June 2014

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $19,623 to common shares and $5,377 to the share purchase warrants based on management’s estimate of relative fair values.

On 21 October 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $11,215 to common shares and $3,785 to the share purchase warrants based on management’s estimate of relative fair values.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

Stock options

The shareholders of the Company approved an incentive stock option plan on 30 November 2012 under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A summary of the Company’s options outstanding on 31 December 2014 and on 30 June 2014 is as follows:

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015

15,800,000	15,800,000

Warrants

A summary of the Company’s warrants outstanding on 31 December 2014 and on 30 June 2013 and 2014 is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2013	11,555,500	0.06
Issued	2,550,000	0.06
Expired	(2,643,000)	0.05
Outstanding on 30 June 2014	11,462,500	0.05
Expired	(2,000,000)	0.05

Warrants outstanding on 31 December 2014	9,462,500	0.05

On 1 October 2013, the Company issued a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant had a term of one year and an exercise price of $0.05 per common share. The Company calculated the value of these warrants to be $20,877 which was charged to the statement of loss and comprehensive loss as share-based payments during the year ended 30 June 2014. These warrants expired unexercised on 30 September 2014.

On 21 October 2013, a total of 300,000 warrants were issued in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from the date of the grant. The total value of the warrants was $4,050 which was utilized to allocate $3,785 of the total proceeds of $15,000 to share based payments reserve.

The fair value of the warrants issued was estimated using the Black-Scholes option pricing model, with the following assumptions:

	Period Ended	Year Ended
	31 December 2014	30 June 2014
Expected dividend yield	-	Nil
Expected stock price volatility	-	86%
Risk-free interest rate	-	0.21%
Expected life of warrants (years)	-	1.43

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

A summary of the Company’s warrants outstanding on 31 December 2014 is as follows:

Number of Shares	Price Per Share	Expiry Date
2,600,000	$0.05	7 January 2015
375,000	$0.05	15 January 2015
250,000	$0.08	15 March 2015
1,562,500	$0.05	31 December 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016
250,000	$0.10	28 July 2016
300,000	$0.10	21 October 2016
9,462,500

9.	Related Party Transactions

As at 31 December 2014, $277,000 (30 June 2014 - $298,400) was payable to officers of the Company for management and consulting fees. These amounts are included in accounts payable and are unsecured, non-interest bearing with no specific terms for repayment.

During the three and six months ended 31 December 2014, the Company paid or accrued management and consulting fees to officers of the Company in the amount of $67,500 and $135,000, respectively (2013 - $67,500 and $135,000, respectively).

10.	Supplemental cash flow information

		31 December	31 December
Non-Cash Investing and Financing Activities for the Six		2014	2013
Months Ended	Note	$	$
Conversion option and additional consideration warrants amendment	7	(36,000)	(50,782)
Share consideration for acquisition of Ruaha Power	0	(100,000)	-
Cancellation of shares upon disposal of subsidiary	4	(400,000)	-
Property, plant and equipment financed through accounts payable	6	(4,641)	-
Loan conversion	8	(750,000)	-

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2014

11.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. The Company’s non-current assets are segmented on a geographical basis as follows:

	At the End of the	At the End of the
	Past Quarter on	Past Fiscal Year on
	31 December 2014	30 June 2014
Geographic Segment	$	$
Africa	123,930	-
Southeast Asia	4,383	5,845
Total Non-Current Assets	128,313	5,845

12.	Subsequent Event

The terms of 2,975,000 of the Company’s outstanding share purchase warrants, exercisable at $0.05 per share and expiring during January 2015, were modified to extend the maturity date by one year.